Exhibit 99.1
QUEST RARE MINERALS LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 20, 2011
TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of QUEST RARE MINERALS LTD. (the “Corporation”) will be held at:

Place:	National Club
Howland Room
303 Bay Street
Toronto, Ontario
M5H 2R1

Date:	April 20, 2011

Time:	10:00 a.m.
The purposes of the Meeting are to:
1.	receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2010 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule B to the Management Proxy Circular, ratifying and confirming the 2007 Stock Option Plan of the Corporation; and

5.	transact such other business as may properly be brought before the Meeting.
If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 18, 2011 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
DATED at Montreal, Québec
March 18, 2011
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Peter J. Cashin
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES BY MANAGEMENT
This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the management of Quest Rare Minerals Ltd. (the “Corporation”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 18, 2011 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on the second to last business day immediately preceding the Meeting or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
EXERCISE OF DISCRETION BY PROXIES
Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for the: (i) election of directors; (ii) appointment of auditors; and (iii) resolution ratifying and confirming the 2007 Stock Option Plan of the Corporation, as amended, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.
VOTING SHARES
As at March 18, 2011, there were 58,436,525 issued and outstanding common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 18, 2011 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting. The list of shareholders is available for inspection during usual business hours at the head office of the Corporation, 1155 University Street, Suite 1308, Montreal, Québec and at the Meeting.
NON-REGISTERED SHAREHOLDERS
Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:
(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.
PRINCIPAL SHAREHOLDER
As at March 18, 2011, to the best knowledge of the Corporation, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the common shares of the Corporation.
ELECTION OF DIRECTORS
The Board currently consists of seven directors. The persons named in the enclosed form of proxy intend to vote for the election of the six nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.
The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the year in which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

			Number of shares
			beneficially owned or over
Name, municipality of residence		First year	which control is exercised
and position with the Corporation	Principal occupation	as director	as at March 18, 2011
Peter J. Cashin	President and Chief Executive	2007	195,385
Burlington, Ontario, Canada President, Chief Executive Officer and Director	Officer of the Corporation
Robert L. Leclerc	Business Consultant	2010	10,000
Henderson, Nevada, U.S.A. Chairman of the Board of Directors and Director
Ronald Kay	Business Executive	2007	653,392
Westmount, Québec, Canada Director
John Panneton(1)	Retired Business Executive	2011	13,700
North York, Ontario, Canada Director
Michael Pesner, CA(1)	President	2007	82,000
Montreal, Québec, Canada	Hermitage Canada Finance Inc.
Director	(financial advisory services
	company)
Neil Wiener	Partner	2007	78,333
Westmount, Québec, Canada	Heenan Blaikie LLP
Director	(law firm)

(1)	Member of the Audit Committee.
The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually. The Corporation does not have an Executive Committee of the Board of Directors.
The following are brief biographies of Robert L. Leclerc and John Panneton, both of whom became directors of the Corporation subsequent to its last annual meeting of shareholders.
Robert L. Leclerc is a business and legal advisor and Chairman of Minefinders Corporation Ltd., a company listed on the Toronto Stock Exchange and American Stock Exchange. From April 1997 to February 2003, Mr. Leclerc was Chairman and Chief Executive Officer of Echo Bay Mines Ltd., then listed on the Toronto Stock Exchange and American Stock Exchange, and prior thereto was its Chairman. Before joining Echo Bay, Mr. Leclerc practiced law in Montreal (from 1968 to 1978) and in Edmonton (from 1978 to 1996). His last position was Chairman and CEO of, and a partner in, the Canadian law firm Milner Fenerty (now Fraser Milner Casgrain).
John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Mr. Panneton retired from Dundee Capital Markets in December 2010. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director of the Corporation:
(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:
(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc., which was subject of cease trade orders between February 2001 and April 2002; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)	is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc.; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.
None of the foregoing nominees for election as director of the Corporation has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Compensation Discussion and Analysis
The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and process and to discuss compensation relating to each person who acted as President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers”). For the fiscal year ended October 31, 2010, the Corporation had two Named Executive Officers, namely, the CEO (Peter J. Cashin) and CFO (Ronald Kay). On January 3, 2011, Mark Schneiderman replaced Ronald Kay as CFO.
Compensation Philosophy and Objectives
In light of the Corporation’s current stage of development, it does not have a formal compensation program. The Board of Directors meets to discuss and determine management compensation without reference to formal criteria. The general objective of the Corporation’s compensation is to: (i) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (ii) align management’s interests with the long-term interests of shareholders; (iii) provide a compensation package that is commensurate with other junior mining exploration companies in order to enable the Corporation to attract and retain talent;

and (iv) ensure that the total compensation package is designed in a manner that takes into account the constraints under which the Corporation operates by virtue of the fact that it is a junior mining exploration company without a history of earnings.
Compensation Process
The Board of Directors, as a whole, ensures that total compensation paid to all Named Executive Officers is fair and reasonable and accomplishes the following long-term objectives:
o	produce long-term, positive results for the Corporation’s shareholders;

o	align executive compensation with corporate performance; and

o	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary to be successful.
The Board of Directors also relies on the experience of its members as officers and directors with other junior mining exploration companies in assessing compensation levels.
Analysis of Elements
The compensation paid to Named Executive Officers is comprised of two main components: base salary and long-term incentives, comprised of stock options granted pursuant to the Corporation’s Stock Option Plan adopted by the Board of Directors in 2007, as amended (the “2007 Plan”). The following discussion describes the components of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. The Corporation believes that:
o	base salaries provide an immediate cash incentive for the Corporation’s Named Executive Officers and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent; and

o	stock options ensure that the Named Executive Officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value, and provide capital accumulation linked directly to the Corporation’s performance.
The Corporation places equal emphasis on base salary and stock options as short-term and long-term incentives, respectively.
Base Salaries
The Named Executive Officers receive a base salary which is based primarily on the level of responsibility of the position, the qualifications and experience of the officer and market conditions. The base salary may be paid to the NEO in the form of a consulting fee.
The base salaries of the Named Executive Officers are reviewed annually to ensure that they take into account the following factors: market and economic conditions, levels of responsibility and accountability of each NEO, skill and competencies of each individual, retention considerations, and level of demonstrated performance.
Base salaries, including that of the CEO, are reviewed by the Board of Directors on the basis of its opinion as to a fair and responsible compensation package, taking into account the contribution of the CEO to the Corporation’s long-term growth and the knowledge of the members of the Board of Directors with respect to remuneration practices in Canada.
Long-Term Incentive Plans and Stock Option Plan
The Corporation has no long-term incentive plans other than the 2007 Plan. The Corporation provides long-term incentive compensation to its Named Executive Officers through the 2007 Plan. Under the 2007 Plan, the Board of Directors of the Corporation may by resolution grant stock options to directors, officers and/or employees of, and service providers to, the Corporation, provided that the total number of shares issued under the 2007 Plan does not exceed 10% of the number of shares outstanding from time-to-time. The Board of Directors grants stock options from time-to-time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Board of Directors views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. As such, the Board of Directors does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Corporation’s underlying value. In 2010, the Board of Directors granted a total of 200,000 stock options to the Named Executive Officers. The terms of the 2007 Plan are described in the section entitled “Ratification and Confirmation of Stock Option Plan” below.
Group Benefits/Perquisites
The officers of the Corporation do not benefit from any life, medical, long-term disability or other insurance. None of the officers benefits from a retirement plan.
Summary of the Compensation of the Named Executive Officers
The following table provides information for the financial years ended October 31, 2010 and 2009 regarding compensation paid to or earned by the Named Executive Officers.
Summary Compensation Table

					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			Based	Based	Annual	Term	Pension	All other		Total
Name and Principal		Salary(1)	Awards(2)	Awards(3)	Incentive	Incentive	Value(4)	Compensation		Compensation
Occupation	Year	($)	($)	($)	Plans	Plans	($)	($)		($)
Peter J. Cashin	2010	—	—	352,952	—	—	—	150,875	(5)	503,827
President and Chief	2009	—	—	156,553	—	—	—	140,125	(5)	296,678
Executive Office

Ronald Kay	2010	—	—	117,651	—	—	—	24,000	(6)	141,651
Chief Financial	2009	—	—	78,277	—	—	—	24,000	(6)	102,277
Officer

(1)	This column discloses the actual salary earned during the fiscal year indicated.

(2)	The Corporation does not have a share-based compensation plan.

(3)	This column discloses the total value of stock options granted to the Named Executive Officers during the fiscal year indicated. The value of stock options was calculated using the Black-Scholes option pricing model at the time of grant. These figures do not reflect the current value of the stock options or the value, if any, that may be realized if and when the stock options are exercised.

(4)	The Corporation does not have a retirement plan.

(5)	During the fiscal years ended October 31, 2010 and 2009, the Corporation retained the services of Mr. Cashin to carry out work on its exploration projects. For the fiscal years ended October 31, 2010 and 2009, the total amount paid to Mr. Cashin for such services was $150,875 and $140,125, respectively

(6)	During the fiscal years ended October 31, 2010 and 2009, the Corporation retained the services of Mr. Kay to carry out financial consulting services. For the fiscal years ended October 31, 2010 and 2009, the total amount paid to Mr. Kay for such services was $24,000 for each year.
Incentive Plan Awards
The following table sets out the details of all stock options held by the Named Executive Officers as at October 31, 2010, the end of the Corporation’s most recently-completed financial year.

	Option-Based Awards				Share-Based Awards
	Number of					Market or Payout
	Securities			Value of	Number of	Value of
	Underlying			Unexercised	Performance	Performance
	Unexercised	Option		In-the-Money	Shares that have	Shares that have
	Options	Exercise Price	Option Expiration	Options(1)	not Vested	not Vested(2)
Name	(#)	($)	Date	($)	(#)	($)
Peter J. Cashin	215,000	0.15	January 11, 2013	973,950	n/a	n/a
	200,000	0.10	February 12, 2014	916,000	n/a	n/a
	300,000	0.75	July 27, 2014	1,179,000	n/a	n/a
	150,000	2.56	March 15, 2020	318,000	n/a	n/a

Ronald Kay	150,000	0.75	July 27, 2014	589,500	n/a	n/a
	50,000	2.56	March 15, 2020	106,000	n/a	n/a

(1)	This column sets out the aggregate value of in-the-money unexercised options as at October 31, 2010, calculated based on the difference between the market price of the common shares underlying the stock options as at October 29, 2010 ($4.68), the last trading day in the 2010 fiscal year, and the exercise price of the stock options.

(2)	The Corporation does not have a share-based compensation plan.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested during the year ended October 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended October 31, 2010.

	Option-Based Awards – Value	Share-Based Awards – Value	Non-Equity Incentive Plan Compensation –
	Vested During the Year(1)	Vested During the Year(2)	Value Earned During the Year
Name	($)	($)	($)
Peter J. Cashin	885,000	n/a	n/a
Ronald Kay	222,500	n/a	n/a

(1)	Calculated based on the difference between the market price of the shares underlying the stock options at the vesting date and the exercise price of the stock options on the vesting date.

(2)	The Corporation does not have a share-based compensation plan.
Termination and Change of Control Benefits
There are no employment contracts between the Corporation and its officers, and there are no plans or compensation mechanisms in favor of officers which could be triggered following a retirement, termination or change of control, other than the following.
Peter J. Cashin — President and Chief Executive Officer
The Corporation entered into an executive employment agreement dated as of March 7, 2011 with Peter J. Cashin, President and Chief Executive Officer of the Corporation, in replacement of a consulting services agreement entered into in July 2009. The executive employment agreement, which is for an indefinite term, provides that Mr. Cashin will receive an annual alary of $210,000, which may be increased at the sole discretion of the Board of Directors of the Corporation. The agreement may be terminated by the Corporation upon a breach by Mr. Cashin of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by paying Mr. Cashin an amount equal to two times the greatest of: (i) Mr. Cashin’s then-current annual base salary; (ii) the average of Mr. Cashin’s base salary during the three years immediately prior to the date of the termination of the agreement; and (iii) $210,000. Such amount will be payable to Mr. Cashin as a one-time lump-sum payment, in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, or in the event of the termination of the agreement by Mr. Cashin at his sole discretion not less than eleven months and not more than twelve months following a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump-sum payment to Mr. Cashin in an amount equal to three times the greatest of: (i) Mr. Cashin’s then-current annual base salary; (ii) the average of Mr. Cashin’s base salary during the three years immediately prior to the date of the termination of the agreement; and (iii) $210,000. Such amount will be payable to Mr. Cashin in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. Any such “change of control” payment is in lieu of, and cannot be combined with, the termination payment referred to above. The agreement also provides for the grant of stock options to Mr. Cashin upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Cashin in performing his duties under the agreement.
Reno Pressacco — Vice-President, Operations
The Corporation entered into an executive employment agreement dated as of November 5, 2010 with Reno Pressacco, Vice-President, Operations of the Corporation. The executive employment agreement, which is for an indefinite term, provides that Mr. Pressacco will receive an annual salary of $160,000, which may be increased at the sole discretion of the Board of Directors of the Corporation. Mr. Pressacco is also entitled to receive a performance bonus as and when determined by, and at the sole and unfettered discretion of, the Board of Directors, of any amount up to 10% of his base salary. The agreement may be terminated by the Corporation upon a breach by Mr. Pressacco of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by providing Mr. Pressacco with reasonable notice of termination, as set out in the agreement, or by paying an indemnity to Mr. Pressacco in lieu of such reasonable notice. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump-sum payment to Mr. Pressacco in an amount equal to one and a half times Mr. Pressacco’s then-current annual base salary. Such amount will be payable to Mr. Pressacco in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. Any such “change of control” payment is in lieu of, and cannot be combined with, the reasonable notice of termination or indemnity referred to above. The agreement also provides for the grant of stock options to Mr. Pressacco upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Pressacco in performing his duties under the agreement.
Mark Schneiderman — Chief Financial Officer
The Corporation entered into an executive employment agreement dated as of January 3, 2011 with Mark Schneiderman, Chief Financial Officer of the Corporation. The executive employment agreement, which is for an indefinite term, provides that Mr. Schneiderman will receive an annual salary of $100,000, which may be increased at the sole discretion of the Board of Directors of the Corporation. Mr. Schneiderman is also entitled to receive a performance bonus as and when determined by, and at the sole and unfettered discretion of, the Board of Directors, of any amount up to 10% of his base salary. The agreement may be terminated by the Corporation upon a breach by Mr. Schneiderman of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by providing Mr. Schneiderman with reasonable notice of termination, as set out in the agreement, or by paying an indemnity to Mr. Schneiderman in lieu of such reasonable notice. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump-sum payment to Mr. Schneiderman in an amount equal to one and a half times Mr. Schneiderman’s then-current annual base salary. Such amount will be payable to Mr. Schneiderman in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. Any such “change of control” payment is in lieu of, and cannot be combined with, the reasonable notice of termination or indemnity referred to above. The agreement also provides for the grant of stock options to Mr. Schneiderman upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Schneiderman in performing his duties under the agreement.
Director Compensation
The Corporation did not pay any cash compensation to its directors for their services as directors in respect of the fiscal year ended October 31, 2010 except for Robert L. Leclerc, who received cash compensation of $10,736 for his services as Chairman of the Board of Directors. The Corporation granted a total of 460,000 stock options to its directors for their services as directors.

		Share-		Non-equity
	Fees	based	Option-based	incentive plan		All other
	earned	awards(1)	awards(2)	compensation	Pension value	compensation	Total
Name	($)	($)	($)	($)	($)(3)	($)	($)
Robert L. Leclerc	10,736	—	823,554	—	—	—	834,290
Daniel B. Larkin	—	—	117,651	—	—	—	117,651
Neil Wiener(4)	—	—	70,590	—	—	—	70,590
Michael Pesner	—	—	70,590	—	—	—	70,590

Total	10,736	—	1,082,385	—	—	—	1,093,121

(1)	The Corporation does not have a share-based compensation plan.

(2)	This column sets out the total value of stock options granted to the directors during the fiscal year indicated. The value of stock options was calculated using the Black-Scholes option pricing model at the time of grant. These figures do not reflect the current value of the stock options or the value, if any, that may be realized if and when the stock options are exercised.

(3)	The Corporation does not have a retirement plan.

(4)	Mr. Wiener is a partner of Heenan Blaikie LLP, legal counsel of the Corporation. See note 7(c) to the annual financial statements of the Corporation for the years ended October 31, 2010 and 2009 for the professional fees paid by the Corporation to Heenan Blaikie LLP during these two years.
Incentive Plan Awards
The following table sets out the details of all stock options held by the directors as at October 31, 2010, the end of the Corporation’s most recently-completed financial year.

	Option-Based Awards				Share-Based Awards
	Number of					Market or Payout
	Securities			Value of	Number of	Value of
	Underlying			Unexercised	Performance	Performance
	Unexercised	Option		In-the-Money	Shares that have	Shares that have
	Options	Exercise Price	Option Expiration	Options(1)	not Vested	not Vested(2)
Name	(#)	($)	Date	($)	(#)	($)
Robert L. Leclerc	350,000	4.69	October 18, 2020	—	n/a	n/a
Daniel B. Larkin	50,000	0.15	January 11, 2013	226,500
	100,000	0.10	February 12, 2014	458,000
	100,000	0.75	July 27, 2014	393,000
	50,000	2.56	March 15, 2020	106,000	n/a	n/a
Neil Wiener	16,667	0.10	February 12, 2014	76,335
	50,000	0.75	July 27, 2020	196,500
	30,000	2.56	March 15, 2020	63,600	n/a	n/a
Michael Pesner	100,000	0.15	January 11, 2013	453,000
	30,000	2.56	March 15, 2020	63,600	n/a	n/a

(1)	This column sets out the aggregate value of in-the-money unexercised options as at October 31, 2010, calculated based on the difference between the market price of the common shares underlying the stock options as at October 29, 2010 ($4.68), the last trading day in the 2010 fiscal year, and the exercise price of the stock options.

(2)	The Corporation does not have a share-based compensation plan.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets out, for each director, the value of option-based awards and share-based awards which vested during the year ended October 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended October 31, 2010.

			Non-Equity Incentive Plan
	Option-Based Awards – Value	Share-Based Awards – Value Vested	Compensation – Value Earned
	Vested During the Year(1)	During the Year(2)	During the Year
Name	($)	($)	($)
Robert Leclerc	—	n/a	n/a
Daniel B. Larkin	324,333	n/a	n/a
Neil Wiener	162,168	n/a	n/a
Michael Pesner	88,002	n/a	n/a

(1)	Calculated based on the difference between the market price of the shares underlying the stock options at the vesting date and the exercise price of the stock options on the vesting date.

(2)	The Corporation does not have a share-based compensation plan.
INFORMATION ON THE AUDIT COMMITTEE
The Audit Committee of the Board of Directors is currently comprised of Michael Pesner, Daniel B. Larkin and John Panneton, each of whom is an “independent” director within the meaning of National Instrument 52-110 Audit Committees. Reference is made to the section entitled “Audit Committee” of the Corporation’s Annual Information Form for the fiscal year ended October 31, 2010 for required disclosure relating to the Audit Committee. The Annual Information Form is available on SEDAR at www.sedar.com and can be obtained by contacting the Secretary of the Corporation at 1155 University Street, Montreal, Québec, Suite 1308, H3B 3A7, telephone (514) 878-3551.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
As at March 18, 2011, none of the directors, executive officers, employees or former directors, executive officers or employees of the Corporation was indebted to the Corporation or a subsidiary of the Corporation in connection with a purchase of securities or for any other matter.
During the fiscal year ended October 31, 2010, none of the directors or executive officers of the Corporation, proposed nominees for election as a director, or any associate of the foregoing was indebted to the Corporation or any subsidiary of the Corporation.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out certain details as at October 31, 2010, the end of the Corporation’s last fiscal year, with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Number of shares remaining
available for future issuance
		Weighted-average exercise	under the Equity
	Number of shares to be issued	price of outstanding	Compensation Plans
	upon exercise of outstanding	options, warrants and	(excluding securities reflected
	options, warrants and rights	rights	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans previously approved by shareholders	3,260,002	$1.50	2,496,848
Equity compensation plans not previously approved by shareholders	Nil	Nil	Nil
The equity compensation plan referred to in the foregoing table is described under “Ratification and Confirmation of Stock Option Plan” below.

APPOINTMENT OF AUDITORS
At the annual meeting held on April 20, 2010, the shareholders appointed Bratt Fremeth Star G.P., Chartered Accountants, as the auditors of the Corporation. On December 13, 2010, the Corporation announced that it had accepted the resignation of Bratt Fremeth Star G.P., Chartered Accountants, as the auditors of the Corporation following the request of the Board of Directors of the Corporation and had named Ernst & Young LLP, Chartered Accountants, as the new auditors of the Corporation on December 15, 2010.
Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders.
In light of the foregoing, a reporting package is annexed to this Circular as Schedule A, as required by National Instrument 51-102 Continuous Disclosure Obligations. The reporting package contains a: (i) Notice of Change of Auditors dated December 15, 2010 by the Corporation; (ii) letter dated December 16, 2010 from Bratt Fremeth Star G.P., Chartered Accountants; and (iii) letter dated December 15, 2010 from Ernst & Young LLP, Chartered Accountants.
RATIFICATION AND CONFIRMATION OF STOCK OPTION PLAN
The 2007 Plan of the Corporation was established by the Board of Directors of the Corporation in September 2007. The 2007 Plan was amended in February 2009 so as to increase the maximum period during which an option may be exercised from five years to ten years. The 2007 Plan was further amended in December 2009 so that all options granted thereafter vest immediately, subject to the power of the Board of Directors of the Corporation to set a vesting schedule for any option at the time of grant.
Under the 2007 Plan, the maximum number of common shares that can be issued upon the exercise of options granted under the 2007 Plan is equal to 10% of the number of the Corporation’s common shares issued and outstanding from time-to-time. This is known as a “rolling” stock option plan. Under a “rolling” stock option plan, the number of common shares which may be issued automatically increases as the number of issued and outstanding common shares increases.
Under TSX Venture Exchange Policy 4.4 Incentive Stock Options, a “rolling” stock option plan, such as the 2007 Plan, must receive shareholder approval yearly, at the annual meeting of shareholders. Accordingly, at the Meeting, shareholders will be asked to adopt a resolution in the form annexed to this Circular as Schedule B, ratifying and confirming the 2007 Plan. In order to be adopted, the resolution must be approved by a simple majority of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the resolution.
The following is a summary of the terms and conditions of the 2007 Plan:
(a)	the Board of Directors of the Corporation may grant options to acquire common shares of the Corporation to directors, officers and employees of, and service providers to, the Corporation and its subsidiaries;

(b)	the granting of an option to an officer or employee does not impose upon the Corporation any obligation to retain the optionee in its employ;

(c)	the maximum number of common shares that can be issued upon the exercise of options granted under the 2007 Plan, together with any common shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is equal to 10% of the number of the Corporation’s common shares issued and outstanding from time-to-time;

(d)	the exercise price of options is set at the time of the grant of the options, but cannot be less than the closing price of the Corporation’s common shares on the TSX Venture Exchange on the trading day immediately preceding the day on which an option is granted;

(e)	the maximum period during which an option may be exercised is ten years from the date on which they are granted;

(f)	all options vest immediately, subject to the power of the Board of Directors of the Corporation to set a vesting schedule for any option, and subject to the further condition that options granted to consultants performing investor-relations activities must vest over a period of at least twelve months, with no more than one-quarter of the options vesting in any three-month period;

(g)	options are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee;

(h)	options cannot be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;

(i)	an option is exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the number of common shares in respect of which the option is being exercised and be accompanied by payment in full of the purchase price, by certified cheque, for the number of shares specified;

(j)	if an optionee’s employment or service-provider relationship with the Corporation is terminated for cause, options not then exercised terminate immediately;

(k)	if an optionee dies, options may be exercised, for a period of one year after the date of death, for that number of common shares which the optionee was entitled to acquire at the time of death;

(l)	if an optionee becomes, in the determination of the Board of Directors, permanently disabled, options may be exercised, for a period of 90 days after the date of permanent disability, for that number of common shares which the optionee was entitled to acquire at the time of permanent disability, provided that if the optionee was engaged in investor-relations activities for the Corporation, the foregoing period is reduced to 30 days after the date of such permanent disability;

(m)	upon an optionee’s employment, office, directorship or service-provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised, for a period of 90 days after such date, for that number of common shares which the optionee was entitled to acquire at the time of such termination, provided that if the optionee was engaged in investor-relations activities for the Corporation, the forgoing period is reduced to 30 days after such date;

(n)	in the event of the subdivision of the common shares of the Corporation into a greater number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of common shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise;

(o)	in the event of the consolidation of the common shares of the Corporation into a lesser number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise; and

(p)	in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Corporation or any part thereof is made to all holders of common shares of the Corporation, the Corporation has the right, upon written notice thereof to each optionee holding options under the 2007 Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) will terminate and cease to have further force or effect whatsoever.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No “informed person” of the Corporation, that is: (a) the directors and executive officers of the Corporation; (b) any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s outstanding voting shares; (c) any director or executive officer of a person referred to in (b) above; or (d) any associate or affiliate of any “informed person” of the Corporation, has any material interest, direct or indirect, in any transaction since November 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Corporation.
OTHER MATTERS
Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.
SHAREHOLDER PROPOSALS
The Canada Business Corporations Act provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The Canada Business Corporations Act further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 18, 2011, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 19, 2011.
The foregoing is a summary only; shareholders should carefully review the provisions of the Canada Business Corporations Act relating to Proposals and consult with a legal advisor.
CORPORATE GOVERNANCE PRACTICES
National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.
1.	Board of Directors
Disclose how the board of directors facilitates its exercise of independent supervision over management, including:
(a)	the identity of directors who are independent; and

(b)	the identity of directors who are not independent, and the basis for that determination.

The Board of Directors considers that Robert L. Leclerc, Daniel B. Larkin, Michael Pesner and John Panneton are independent within the meaning of National Instrument 52-110 Audit Committees.

The Board of Directors considers that Peter Cashin, Ronald Kay and Neil Wiener are not independent within the meaning of National Instrument 52-110 Audit Committees in that Mr. Cashin is a senior officer of the Corporation, Mr. Kay was until January 2011 the Chief Financial Officer of the Corporation, and Mr. Wiener is a partner of Heenan Blaikie LLP, counsel to the Corporation.

Meetings of the Board of Directors are chaired by Robert L. Leclerc, an independent director. If necessary, the independent members of the Board of Directors can meet without non-independent directors and members of management present.

2.	Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Daniel B. Larkin	PharmaGap Inc.

Michael Pesner	Bitumen Capital Inc.
Mint Technology Corp.
Prestige Telecom Inc.
Sand Technology Inc.
Richmont Mines Inc.

Robert L. Leclerc	Minefinders Corporation Ltd.
3.	Orientation and Continuing Education

Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Corporation does not currently have a formal orientation program for new directors. The Board of Directors has not taken any measures to provide continuing education for the directors.

4.	Ethical Business Conduct

Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

In terms of ensuring ethical business conduct, on July 15, 2009 the Board adopted a Code of Business Conduct and Ethics applicable to directors, senior officers and employees of the Corporation. In addition, the Corporation takes measures to ensure that directors and officers do not trade in the Corporation’s shares at a time when disclosure of material information is pending.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for board nomination, including:
(i)	who identifies new candidates; and

(ii)	the process of identifying new candidates.
The Board of Directors will consider new candidates for nomination, if deemed necessary.
6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:
(i)	who determines compensation; and
The compensation of the directors and CEO of the Corporation is determined by the Board of Directors. In determining the compensation of the directors and CEO, the Board considers the size of the Corporation, its financial resources and the compensation received by individuals occupying similar functions in other comparable Canadian companies. During the fiscal year ended October 31, 2010, the directors of the Corporation received an aggregate of 660,000 stock options for serving in that capacity but did not receive any cash compensation, except for Robert L. Leclerc who received an amount of $10,736 for serving as Chairman of the Board of Directors. The Board has not formally reviewed compensation of directors.
During the fiscal year ended October 31, 2010, the CEO of the Corporation did not receive a salary; he received a consulting fee of $150,875. The compensation of the CEO is reviewed on an annual basis by the Board of Directors. During the fiscal year ended October 31, 2010, the Board of Directors granted stock options to the CEO.
(ii)	the process for determining compensation.
The process by which the Corporation currently determines the compensation of the executive officers of the Corporation is described in the section entitled “Compensation of Executive Officers and Directors — Compensation Discussion and Analysis” above.

7.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board of Directors does not have any other committees.

8.	Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors.
ADDITIONAL INFORMATION
Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2010, and additional information about the Corporation is available on SEDAR at www.sedar.com.
If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the financial statements of the Corporation for the fiscal year ended October 31, 2010 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to October 31, 2010 and Management’s Discussion and Analysis with respect thereto; and

(b)	this Circular,
please send your request to:
Quest Rare Minerals Ltd.
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7
telephone: (514) 878-3551
telecopier: (514) 878-4427
e-mail: info@questrareminerals.com

AUTHORIZATION
The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.
(signed) Peter J. Cashin
President and Chief Executive Officer
DATED at Montreal, Québec
March 18, 2011

SCHEDULE A
REPORTING PACKAGE FOR CHANGE OF AUDITORS

QUEST RARE MINERALS LTD.
NOTICE OF CHANGE OF AUDITOR

TO:	AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
NEWFOUNDLAND AND LABRADOR SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES COMMISSION

AND TO:	BRATT FREMETH STAR G.P., CHARTERED ACCOUNTANTS
ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS
Quest Rare Minerals Ltd. (the “Corporation”) gives the following notice in accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”):
1.	The date of resignation of Bratt Fremeth Star G.P., Chartered Accountants, as auditor of the Corporation is December 13, 2010;

2.	Bratt Fremeth Star G.P., Chartered Accountants, have resigned as auditor of the Corporation at the request of the Board of Directors of the Corporation;

3.	The resignation of Bratt Fremeth Star G.P., Chartered Accountants as auditor of the Corporation and the appointment of Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation have been considered and approved by the Audit Committee of the Board of Directors and by the Board of Directors of the Corporation;

4.	The auditor’s report of Bratt Fremeth Star G.P., Chartered Accountants on the Corporation’s financial statements for the fiscal year ended October 31, 2009 did not contain any reservation;

5.	Bratt Fremeth Star G.P., Chartered Accountants did not audit any financial statements of the Corporation after October 31, 2009 and did not review any financial statements of the Corporation after July 31, 2010; and

6.	There have been no reportable events as such term in defined in NI 51-102.
Dated December 15, 2010.

QUEST RARE MINERALS LTD.

per:	(signed) Peter Cashin

Ernst & Young s.r.l./S.E.N.C.R.L. Ernst & Young LLP Comptables agréés Chartered Accountants 800, boul. René-Lévesque Ouest Bureau 1900 Montréal, Québec H3B 1X9

Tél/Tel: 514 875 6060
Téléc/Fax: 514 879 2600
ey.com/ca
December 15, 2010
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Financial Services Commission
Dear Sirs/Mesdames:

Re:	Quest Rare Minerals Ltd. Notice of Change of Auditor dated December 15, 2010
Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Notice of Change of Auditor and confirm our agreement with the information contained in the Notice pertaining to our firm.
Yours sincerely,

cc:	The Board of Directors, Quest Rare Minerals Ltd. Ronny Kay Chief Financial Officer
Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited

1 PLACE VILLE-MARIE, SUITE 1615,
MONTRÉAL, QUÉBEC
CANADA H3B 2B6
TÉL.: (514) 875-5780
FAX: (514) 875-5785

TO:	AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
NEWFOUNDLAND AND LABRADOR SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES COMMISSION
Dear Sirs:

RE:	Quest Rare Minerals Ltd. Change of Auditor dated December 15, 2010
Pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations, we have read the Notice of Change of Auditor of Quest Rare Minerals Ltd. dated December 15, 2010 (the “Notice”) and confirm our agreement with the information contained in the Notice.
Yours very truly,

BRATT FREMETH STAR senc
Chartered Accountants
December 16, 2010

SCHEDULE B
SHAREHOLDERS’ RESOLUTION
RATIFICATION AND CONFIRMATION OF THE 2007 STOCK OPTION PLAN
BE AND IT IS HEREBY RESOLVED:
THAT the 2007 Stock Option Plan of the Corporation, as described in the Management Proxy Circular of the Corporation dated March 18, 2011, be and it is hereby ratified and confirmed.